UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd., or the Company, reports changes in the management of one of its subsidiaries:

Mr. Eran Kosover, CEO of AgPlenus Ltd., or AgPlenus, Evogene’s wholly owned subsidiary focused on the development of ag-chemicals, requested to resign from his position, effective as of June 1, 2020.  Mr. Kosover will continue to serve AgPlenus as an active board member and as a consultant. Mr. Kosover’s resignation was not a result of a disagreement with the Company or AgPlenus on any matters related to the Company’s or AgPlenus’ operations, policies or practices. The Company is currently seeking a replacement for this position and will update accordingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer